
April 25, 2013

Via E-mail
George E. Hall
Chief Executive Officer
Clinton Group, Inc.
601 Lexington Avenue, 51st Floor
New York, NY 10022

> **Re: Gleacher & Company, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 19, 2013 by Clinton Group, Inc. et al.**
> **File No. 000-14140**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Gleacher's revised proxy statement indicates that none of the proposals are "routine" matters. Please revise your filing accordingly.

Proposal 1 – Election of Directors

2. Gleacher's Board of Directors currently consists of nine seats. The Clinton Group is soliciting proxies for the election of twelve nominees. We understand that the Clinton Group will withdraw three nominees only if nine directors are to be elected at the annual meeting. Exchange Act Rule 14a-4(e) requires the shares represented by the proxy to be voted, as directed, subject to reasonable specified conditions. Please revise the proxy statement and/or proxy card to clearly indicate that shares will be voted for three of the nominees only under certain circumstances. Describe the conditions and identify which nominees are subject to the conditions.

3.   Please provide the information required by Item 8 of Schedule 14A with respect to Mr. Hughes, or advise us of the legal basis upon which such information has apparently been excluded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Seaman at (202) 551-3366 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Michael R. Neidell
    Olshan Frome Wolosky LLP